

THE 105TH SARATOGA SALE · 2026

The Greatest Sale. Our three new possibilities.

A record $118.2 million changed hands. Thirty-five yearlings sold for seven figures. MyRacehorse emerged with three different reasons to dream.

Meet the Horses

$118.2 M Record Sale Gross	35 Seven-Figure Yearlings	3 Acquired by MyRacehorse

1 / THE OPPORTUNITY

We found three. Which one speaks to you?

We're exploring the possibility of making ownership interests in these horses available to investors. No offering has launched and no terms have been set. This is your first look—and your chance to tell us who you're excited about.


HIP 15 · FASIG-TIPTON MEDIA
01



WHY WE HAD TO BUY

Pedigree and physical to be a Saratoga 2-year-old type next year

SARATOGA HIP 15

The Life Is Good Colt

DARK BAY OR BROWN COLT · FLORIDA-BRED · APRIL 17, 2025

Life Is Good × Mae Never No (IRE), by No Nay Never

A high-class physical with speed on both sides of the pedigree. His sire Life Is Good won nine of 12 starts and more than $4.5 million and is off to s strong start with first 2-year-olds; his dam was a stakes winner at two and placed in four additional stakes on dirt and turf.

- The third foal from stakes winner Mae Never No
- Second dam Sweet Shirley Mae was Grade 1-placed
- Bred by Bridlewood Farm and acquired with Resolute

TRAINER UNDER CONSIDERATION	SALE RESULT
Todd Pletcher	$750,000
Plans remain subject to change	Consigned by Gainesway, Agent VIII

Express Interest

READ THE PEDIGREE PAGE →

SARATOGA HIP 101

The Tiz the Law Colt

CHESTNUT COLT · KENTUCKY-BRED · MAY 2, 2025

Tiz the Law × Sweetbaby, by Candy Ride (ARG)

This is the kind of page that makes a sale horse jump off the screen. His full sister Fully Subscribed has already won the Grade 2 Mother Goose and Shuvee, the Grade 3 Comely, and placed in two Grade 1 races—all before this colt reached the yearling ring.

- **Full brother to MGSW Fully Subscribed and half to recent 2yo debut romper**
- **Second dam Rutherienne won the Grade 1 Del Mar Oaks**
- **Classic sire Tiz the Law won the Belmont and Travers**

TRAINER UNDER CONSIDERATION	SALE RESULT
Bob Baffert Plans remain subject to change	$1,000,000 Consigned by Gainesway, Agent VIII

Express Interest

READ THE PEDIGREE PAGE →


HIP 101 · FASIG-TIPTON MEDIA
TBX
02



WHY WE HAD TO BUY

Powerfully built full brother to a standout dirt router


HIP 110 · FASIG-TIPTON MEDIA
03



WHY WE HAD TO BUY

Standout physical by an excellent filly sire

SARATOGA HIP 110

The Girvin Filly

DARK BAY OR BROWN FILLY · KENTUCKY-BRED · APRIL 22, 2025

Girvin × Thatcher, by Giant's Causeway

She brings a very different proposition to the group: a filly by Haskell winner Girvin from a deep, durable female family. Her half-sister Our Super Freak earned more than $460,000 and placed in five graded stakes, including the Grade 2 Ruffian.

- **Half-sister to $464,580 earner Our Super Freak**
- **Second dam Keep the Peace was Grade 1-placed**
- **By recently deceased Girvin, sire of Grade 1-winning fillies Faiza and Dorth Vader**

TRAINER UNDER CONSIDERATION	SALE RESULT
Saffie Joseph Jr. Plans remain subject to change	$650,000 Mulholland Springs, Agent I

Express Interest

READ THE PEDIGREE PAGE →

2 / THE POSSIBLE PATHS

Different horses.
Different programs.

Part of the fun is imagining where each prospect could fit. These are the current directions under discussion—not final commitments.

HIP 15	Todd Pletcher	THE LIFE IS GOOD COLT
HIP 101	Bob Baffert	THE TIZ THE LAW COLT
HIP 110	Saffie Joseph Jr.	THE GIRVIN FILLY

3 / WHAT THIS MEANS

01

Explore

Watch the sale media, study each pedigree and see why these three stood out.

02

Raise your hand

Share the horse, investment range and training direction that interests you.

03

Hear it first

If an offering moves forward, interested members can be the first to know.

THIS IS WHERE OWNERSHIP BEGINS.

Three horses.
Which ride is yours?

Meet The Horses

Disclaimer

No offer to buy securities is being made or solicited hereby, and no money or other consideration is being solicited or will be accepted if sent in response to the information on this page. No securities are currently being offered, and no offer to buy securities can be accepted at this time. Any indication of interest involves no obligation or commitment of any kind on the part of the prospective investor or the issuer. No part of any purchase price may be received until an offering is qualified by the U.S. Securities and Exchange Commission (in the case of a Regulation A offering), an offering statement has been filed with the SEC and the applicable intermediary (in the case of a Regulation Crowdfunding offering), or applicable exemption requirements have otherwise been satisfied, and any offer to buy may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after such qualification or filing, as applicable.

Securities, when offered, will be offered and sold only in compliance with applicable federal and state securities laws. Any securities offered pursuant to Rule 506(c) of Regulation D will be sold only to verified accredited investors as defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended.

The information presented on this page is for informational purposes only and does not constitute investment advice, a recommendation, or a solicitation. Any investment in securities involves risk, including the possible loss of principal. Past performance is not indicative of future results.